QKL Stores Inc.
4 Nanreyuan Street,
Dongfeng Road, Sartu District
Daqing, China 163300

April 19, 2013

William H. Thompson
Division of Corporate Finance
Mail Stop 7010
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	QKL Stores Inc.
Form 8-K filed April 12, 2013
File No. 1-34498

Dear Mr. Thompson:

QKL Stores, Inc. (“We” or the “Company”) is submitting this correspondence via the EDGAR system in response to a comment letter issued by the Staff of the Securities and Exchange Commission (the “Commission”) on April 15, 2013 (the “Comment Letter”). In order to facilitate your review, we have restated and responded, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis. The numbered paragraphs set forth below correspond to the numbered paragraphs in the Staff’s Letter.

Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review

1.	Please tell us when and how you gained control of Daqing Longqing Microcredit Co., Ltd., a People’s Republic company (“QKL-LQ”).

Response to Comment 1:

The Company gained control of QKL-LQ through Daqing Qing Ke Long Chain Commerce & Trade Co., Ltd., our operating company in the People’s Republic of China (the “QKL-China”) on March 28, 2012.

The Company exercised control when a series of contracts were signed among QKL-China and the five other affiliated individual shareholders of QKL-LQ. On March 28, 2012, QKL-China formed QKL-LQ, a People’s Republic of China company, together with the five other affiliated individuals (“Individuals”).

The ownership structure of QKL-LQ is set forth below:

Shareholding

QKL-China	20%

Wen-Yu Liu	16%

Li-Chuan Cheng	16%

Li Zhongfen	16%

Teng Wenbin	16%

Fan Xishuang	16%
100%

Under certain contractual arrangements among QKL-China and the Individuals described as below, QKL-China is entitled to income earned by QKL-LQ and is obligated to absorb a majority of the risk of loss from QKL-LQ, as if QKL-LQ were a wholly-owned subsidiary of QKL-China. The contractual arrangements QKL-China entered into with the Individuals include the following:

Clause 15(2) of the Articles of Association of QKL-LQ, among others, provides that the largest shareholder of QKL-LQ is jointly and severally liable for the liabilities of QKL-LQ. This clause has obligated QKL-China to absorb the majority of the risk of loss from QKL-LQ.

Under the Earnings Distribution Agreement dated on March 28, 2012 by and among the Individuals, the Individuals forgo all of their profit sharing or dividends from QKL-LQ and agree to assign their rights to receive dividends to QKL-China. The agreement entitles QKL-China to receive all of the expected residual returns of QKL-LQ.

Furthermore, due to the fact that Mr. Zhuangyi Wang, CEO of QKL-China, is the sole China legal representative and sole executive director of QKL-LQ, QKL-LQ is considered to be controlled directly by QKL-China. QKL-China may direct the activities that impact the economic performance of QKL-LQ.

Upon the execution of the contractual agreements and arrangements set forth above, the Company, through QKL-China, is able to (i) absorb a majority of the losses and receive expected residual returns from QKL-LQ; and (ii) direct the activities of QKL-LQ that impact the economic performance of QKL-LQ. Based on the foregoing facts, in accordance with ASC 810-10-25-38, the Company, through QKL-China, is considered to be the primary beneficiary of QKL-LQ. Therefore, the Company should gain control of, and consolidate, QKL-LQ into its consolidated financial statements as its subsidiary as of March 28, 2012.

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2.	Please tell us the assets, liabilities, revenues and expenses of QKL-LQ that will be consolidated as of and for the periods ended March 31, 2012, June 30, 2012 and September 30, 2012.

Response to Comment 2:

The assets and liabilities of QKL-LQ to be consolidated are listed in the following table. The revenue and expenses of QKL-LQ for the period from March 28, 2012 (inception) to September 30, 2012 included test run income and expenses, and preliminary expenses. All of the transactions are performed in a separate special account. The estimated total revenue and expenses for the period from March 28, 2012 (inception) to September 30, 2012 was approximately $94,000 and $97,000, which is below the material level to make provision. The Company will record the entire revenue and expenses in the fourth quarter ended December 31, 2012. Therefore, no revenues and expenses of QKL-LQ will be consolidated for the periods ended March 31, 2012, June 30, 2012 and September 30, 2012.

The table below lists the assets and liabilities of QKL-LQ that will be consolidated as of March 31, 2012, June 30, 2012 and September 30, 2012:

	31-Mar-12	30-Jun-12	30-Sep-12
Condensed Consolidated Balance Sheets

Assets
Cash	$7,905,513	45,589	217,641
Other receivables	-	7,866,179	7,676,265
	7,905,513	7,911,768	7,893,906

Liabilities
Accrued expenses and other payables	7,905,513	7,911,768	7,893,906
	$7,905,513	7,911,768	7,893,906

We hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your prompt attention to this filing would be greatly appreciated. Should you have any questions concerning any of the foregoing please contact Mr. Lawrence Venick, Esq. our legal counsel at +86 10 5954 3688.

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Sincerely,

QKL Stores Inc.

By:	/s/Tsz-Kit Chan
Name:	Tsz-Kit Chan
Title:	Chief Financial Officer

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